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Exhibit 4.8

EXECUTION COPY

SETTLEMENT AGREEMENT AND AMENDMENT

        SETTLEMENT AGREEMENT AND AMENDMENT (this "Settlement"), dated as of February 9, 2005, between ABB Handels- und Verwaltungs AG, a company incorporated under the laws of Switzerland ("ABB"), and Vetco Limited (registered number 4765054) (formerly known as Laradew Limited), a company incorporated under the laws of England and Wales ("Purchaser").

        WHEREAS, ABB and Purchaser entered into a Stock and Asset Purchase Agreement, dated as of January 16, 2004 (as amended, the "Purchase Agreement"; capitalized terms used in this Settlement and not otherwise defined herein shall have the meanings assigned to such terms in the Purchase Agreement), under which Purchaser agreed to purchase or cause to be purchased from ABB and certain of its Affiliates the OGP Shares and the Purchased Assets and to assume or cause to be assumed the Assumed Liabilities, in each case at the Closing;

        WHEREAS, the Closing occurred on July 12, 2004;

        WHEREAS, on September 24, 2004, Purchaser delivered to ABB the Purchase Price Documentation pursuant to Section 2.10(a) of the Purchase Agreement;

        WHEREAS, by agreement of the Parties, ABB's time to deliver a Dispute Notice pursuant to Section 2.10(b) of the Purchase Agreement was extended to November 24, 2004;

        WHEREAS, on November 23, 2004, ABB delivered its Dispute Notice to Purchaser pursuant to Section 2.10(b)(ii) of the Purchase Agreement; and

        WHEREAS, ABB and Purchaser have agreed, among other things, to settle all claims relating to the Post-Closing Adjustment pursuant to Section 2.10 of the Purchase Agreement and certain related matters;

        NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, ABB and Purchaser hereby agree as follows:

          1.    Payments.    (a) Post-Closing Adjustment. Within three Business Days following the execution and delivery of this Settlement, ABB shall pay to Purchaser, by electronic transfer of immediately available funds to Purchaser's Bank Account in the manner provided by Section 2.04(b) of the Purchase Agreement, US$29,470,000. This payment by ABB and the acceptance thereof by Purchaser is in complete and final settlement of all of ABB's and Purchaser's rights and obligations pursuant to Section 2.10 of the Purchase Agreement, including with respect to the Purchase Price Adjustment and the Final Intercompany Settlement Payment.

          (b)    Other Payment.    In addition to the payment identified in Section 1(a) of this Settlement ABB shall, within three Business Days following the execution and delivery of this Settlement, pay to Purchaser, by electronic transfer of immediately available funds to Purchaser's Bank Account in the manner provided by Section 2.04(b) of the Purchase Agreement, US$8,322,887.39 in settlement of certain of the matters identified in column 1(b) of Annex 1 (being US$10,678,089.09 less US$2,355,201.70). The payment made pursuant to this Section 1(b) is deemed to be made in accordance with Section 5.10(b) of the Purchase Agreement.

        2.    Final Effective Date Balance Sheet.    The worksheet entitled "Star 1 & 2 BS by Unit!" within the Excel workbook entitled "ENA June D&T v1.0.xls" (the "ENA Balance Sheet") is hereby deemed to be the Effective Date Balance Sheet for all purposes under the Purchase Agreement. The ENA Balance Sheet, adjusted to reduce Net Assets by the amount set forth in Section 1(a) of this Settlement (the "Net Asset Reduction") and to allocate the Net Asset Reduction in the manner agreed between the parties, is hereby deemed to be the Final Effective Date Balance Sheet for all purposes under the Purchase Agreement. A copy of the Final Effective Date Balance Sheet is attached hereto as Annex 2.

        3.    Settlement of Certain Matters.    The following items shall be settled as set forth below:

          (a)    Kizomba A Receivables; Lummus Global Back Charges [Steps 1 and 2].    Purchaser and ABB agree the following with respect to matters arising under that certain 2001 agreement (the "Kizomba A Agreement") between ABB Lummus Global Inc. ("Lummus Global") and ABB Vetco Gray Inc. ("Vetco Gray"):

            (i)    Purchaser hereby acknowledges that it accepts the payments tendered by Lummus Global in respect of the invoices under the Kizomba A Agreement listed in Annex 3 on the dates and in the amounts set out in such Annex in full satisfaction of such invoices and Purchaser hereby waives and releases any claim it may have that Lummus Global is in breach of its payment obligations with respect to any of such invoices listed as having been paid prior to the date hereof, including any claim related to deductions from invoiced amounts made by Lummus Global in respect of Back Charges (as hereafter defined). More particularly:

              a.    Purchaser hereby acknowledges that it accepts the payment tendered by Lummus Global on December 17, 2004 in the amount of US$430,858.20 in full satisfaction of Invoice No. P2045 originally issued by Vetco Gray on May 28, 2004 in the aggregate amount of US$2,389,745.59;

              b.    Purchaser hereby acknowledges that it accepts the payments tendered by Lummus Global on various dates in the aggregate amount of US$143,952.50 in full satisfaction of Vetco Gray Invoice Nos. P2001, P2027, P2028 and P2041;

              c.    Purchaser hereby acknowledges that it accepts the payment tendered by Lummus Global on January 21, 2005 in the amount of US$1,194,391 in full satisfaction of Invoice No. P2046 originally issued by Vetco Gray on May 28, 2004 in the aggregate amount of US$1,463,241 and Purchaser also acknowledges that the amount of such payment reflects an offset against the original invoice amount in the amount of US$268,850 in respect of certain air freight charges paid by Lummus Global under the Kizomba A Agreement and triggered by a critical path delay on the part of Vetco Gray subsequent to the Effective Date; and

              d.    Purchaser hereby waives and releases any claim it may have that Lummus Global is in breach of its payment obligations with respect to the invoices specified in paragraphs a, b and c above.

              e.    Notwithstanding anything contained in this Section 3(a)(i) to the contrary, the waivers, releases and acknowledgements contained in this Section 3(a)(i) with respect to Vetco Gray Invoice Nos. P2031, P2044, P2055, 72S07626, 517731, 308110 and 71S35761, issued on various dates, shall be conditional upon receipt by Purchaser or a Purchaser Affiliate of the amount set forth in Section 3(a)(v) of this Settlement.

            (ii)    The amount to be paid by ABB to Purchaser pursuant to Section 1(b) of this Settlement includes an amount equal to US$1,958,887.39 with respect to the deduction made by Lummus Global from its December 17, 2004 remittance to Vetco Gray to satisfy Lummus Global's Invoice No. G9-4-901 for recovery of certain Back Charges that Lummus Global claimed were due from Vetco Gray.

            (iii)    The parties shall cause Lummus Global and Vetco Gray to use their reasonable best efforts to reach a settlement with the ABB/Grootint B.V. Joint Venture (the "Joint Venture") on outstanding change orders Nos. 1 through 69 as soon as practicable after the date of this Settlement. Any amounts up to and including US$5,500,000 paid to Vetco Gray by the Joint Venture after the Effective Date in respect of such change orders shall be promptly paid by Vetco Gray to Lummus Global; any amounts in excess of US$5,500,000 shall be retained by Vetco Gray;

            (iv)    ABB represents that it is not aware of, and that Lummus Global has informed ABB that neither Lummus Global nor the Joint Venture has incurred, any costs or expenses (other than those referenced above) as a result of the failure by Vetco Gray to deliver on a timely basis goods or services required to be delivered by Vetco Gray pursuant to the Kizomba A Agreement which it believes are subject to reimbursement by Vetco Gray ("Back Charges"). Notwithstanding such acknowledgement, if there are any additional Back Charges incurred by reason of delays occurring prior to the Effective Date, ABB will reimburse the Purchaser for such Back Charges; and

            (v)    From and after the date hereof Lummus Global will pay pursuant to the terms of the Kizomba A Agreement an amount equal to US$5,430,129.26. Such amount shall be paid in full promptly after the achievement of milestones 10 and 11 in accordance with the Kizomba A Agreement. In the event Lummus Global fails to make such payment as required, ABB shall hereby guarantee the payment obligations of Lummus Global relating to such payment and will make any such payment on Lummus Global's behalf promptly after receiving written notice of such failure to pay from Purchaser or a Purchaser Affiliate. In the event that Lummus Global makes a payment described in this Section 3(a)(v) and any part of such payment is subsequently paid by Purchaser or a Purchaser Affiliate for or on behalf of the creditors of Lummus Global as required by the application to Lummus Global of any bankruptcy, insolvency or similar creditors' rights law (such payment being a "Clawback Amount"), ABB will pay to Purchaser an amount equal to such Clawback Amount promptly following receipt of a notice of the payment by Purchaser or a Purchaser Affiliate of such Clawback Amount (together with evidence of such Clawback Amount in a form reasonably satisfactory to ABB).

          (b)    Intercompany Amounts [Steps 3 and 12].    (i) The amount to be paid by ABB to Purchaser pursuant to Section 1(b) of this Settlement includes an amount equal to US$5,517,000 in respect of the aggregate of the amounts set forth on Annex 4.

            (ii)    The amount to be paid by ABB to Purchaser pursuant to Section 1(b) of this Settlement has been reduced by US$190,000 to reflect the settlement, on a net basis, of additional Intra-Group Trading Amounts reflected on the Final Effective Date Balance Sheet.

            (iii)    Except to the extent paid or payable pursuant to this Settlement, neither ABB nor any of its Affiliates, on the one hand, nor Purchaser nor any of its Affiliates, on the other hand, shall be liable to the other with respect to any obligation attributable to Intra-Group Trading Amounts as of the Effective Date. For the avoidance of doubt and for purposes of this Section 3(b), any Intra-Group Trading Amount shall include only such amounts arising on or prior to the Effective Date.

            (iv)    In the event that ABB or any ABB Affiliate or Purchaser or any Purchaser Affiliate pays an Intra Group Trading Amount that is settled pursuant to this Section 3(b), such payment shall be promptly reimbursed by the payee thereof.

          (c)    Trademark Fees, Management Fees and Research and Development Fees [Step 4].    Neither Purchaser, any OGP Purchaser nor any OGP Subsidiary shall be liable for any fees due to ABB Asea Brown Boveri Ltd. or any of its Affiliates in connection with any agreement for the maintenance of the ABB trademark, the provision of management services or the provision of research and development facilities or services; provided, however, that Purchaser and its Affiliates shall remain liable for all fees due to ABB or any of its Affiliates for services provided after the Closing Date either (i) pursuant to the Transition Services Agreement or (ii) otherwise at the request of the OGP Business, in each case in accordance with the terms of the underlying agreements.

          (d)    Pension Back Charges [Step 5].    The amount to be paid by ABB to Purchaser pursuant to Section 1(b) of this Settlement includes an amount equal to US$496,000 with respect to amounts due to the ABB Plan in the UK (the "ABB UK Plan") and an amount equal to US$137,000 with respect to amounts paid by Purchaser during the period from July 1, 2004 through the Closing Date to the ABB Retiree Medical Plan. Purchaser hereby confirms that Purchaser has paid US$496,000 to the ABB UK Plan and the US$137,000 referred to above to the ABB Retiree Medical Plan. For the avoidance of doubt, this does not in any way reduce ABB's obligations pursuant to Sections 6.05, 6.06 and 6.10 of the Purchase Agreement.

          (e)    U.S. Workers Compensation Back Charges [Steps 6 and 20].    The Parties acknowledge that the Final Effective Date Balance Sheet includes a consolidated provision in the amount of US$1,992,000 in respect of certain workers compensation claims in the United States reflected on the ENA Balance Sheet. ABB hereby waives any right that it or any of its Affiliates may have to charge any other amounts to Purchaser or any of its Affiliates with respect to any amount paid by ABB or any of its Affiliates with respect to a workers compensation claim in the United States known to any Seller as of the Effective Date that is not reflected on the ENA Balance Sheet and the Parties acknowledge that the retrospective premium adjustment under workers compensation insurance with a valuation date of September 30, 2004 is US$271,536 which is hereby waived; provided that except for such waived amount nothing in this Section 3(e) shall prejudice the rights or obligations of either Party under Section 5.12 of the Purchase Agreement.

          (f)    Other Pre-Closing Intercompany Costs [Step 7].    ABB, on behalf of itself and its Affiliates, hereby waives all claims for reimbursement of expenses in the aggregate amount of US$1,305,000 incurred by the OGP Business prior to the Closing Date for the benefit of Purchaser relating to the attendance by management of the OGP Business at certain business functions throughout the world, the replacement of company signs and the order of business stationery and other materials.

          (g)    Transfer of GE Lease for Subsea Intervention Tools [Step 8].    In connection with obtaining the consent of General Electric Structured Finance ("GE Capital") to the assignment to an affiliate of Purchaser of that certain lease agreement (the "Leaseback Agreement") between GE Capital and ABB AS (which consent has been obtained), ABB has guaranteed the payment of all remaining amounts due to GE Capital from such affiliate of Purchaser under the Leaseback Agreement.

          (h)    MMOI Australia Non-Trade Payables [Step 9].    For the avoidance of doubt, the Final Effective Date Balance Sheet does not reflect any adjustment to the Effective Date Balance Sheet with respect to amounts of equity mis-reported as non-trade payables of ABB Vetco Gray Australia Pty Ltd. and EPT (PNG) Ltd. The amount to be paid by ABB to Purchaser pursuant to Section 1(b) of this Settlement includes an amount equal to US$404,000 in settlement of proposed adjustments to the Effective Date Balance Sheet with respect to amounts due to the OGP Business from ABB.

          (i)    Transfer of Kazakhstan Assets [Step 10].    ABB shall use its reasonable best efforts to facilitate the consummation of the transactions contemplated by the Purchase Agreement with respect to Kazakhstan and the Asset Sale and Purchase Agreement, dated July 12, 2004, between ABB (???????) Kazakhstan LLP ("ABB Kazakhstan") and Vetco Aibel Kazakhstan LLP (formerly Vetco International Kazakhstan, Limited Liability Partnership), as amended.

          (j)    Charges under TCO Contract [Step 11].    Purchaser acknowledges that the amount paid by ABB pursuant to Section 3(b)(i) of this Settlement has been reduced by US$1,153,000 to account for costs incurred by ABB Kazakhstan related to the performance of wellhead maintenance and other related services at the Tengizchevroil facility on the Tengiz field pursuant to the agreement, dated on or about 2001, between Tengizchevroil LLP and ABB Kazakhstan (the "TCO Contract") and reflected on the ENA Balance Sheet for the period through the Effective Date. Neither Purchaser nor any OGP Purchaser shall otherwise have any liability to ABB or any of the Sellers for any additional costs incurred by ABB Kazakhstan prior to the Effective Date for the performance of wellhead maintenance and other related services at the Tengizchevroil facility on the Tengiz field pursuant to the TCO Contract. Neither ABB nor any of its Affiliates shall have any liability to Purchaser or any Purchaser Affiliate for any additional costs incurred by Purchaser or any Purchaser Affiliate prior to the Effective Date under or in connection with the TCO Contract (including for the avoidance of doubt costs incurred in relation to taxes or social security charges in connection with personnel).

          (k)    Access to E&Y and KPMG Workpapers; Consolidation Schedules and Associated Workpapers; Provision of Services by Lars-Olov Ekholm [Step 13].    ABB (i) hereby consents to the member practices of Ernst & Young Global ("E&Y") and KPMG Global ("KPMG") granting Purchaser and Purchaser's accountants and auditors access to E&Y's and KPMG's workpapers related to the OGP Business for the years 2000 through 2002 and (ii) shall grant Purchaser and Purchaser's accountants and auditors access to those consolidation schedules (setting out the consolidated profit and loss, balance sheet, and cash flow (if previously prepared) and the associated workpapers ancillary to their production) related to the OGP Business for the years 2000 through 2003 and the first six months of 2004, in each case which are in ABB's possession; provided that in each case such access is subject to Purchaser and Purchaser's accountants and auditors executing usual and customary nondisclosure and hold harmless agreements which, to the extent possible, will be in a form substantially similar to the agreements executed by Deloitte & Touche Tohmatsu in connection with the due diligence it conducted in connection with the transaction contemplated by the Purchase Agreement. ABB hereby consents to Lars-Olov Ekholm consulting with and providing services to Purchaser and Purchaser's accountants and auditors with regard to the OGP Business for the years 2000 through 2004.

          (l)    Allocation of Purchase Price [Step 14].    Pursuant to Section 2.04(c) of the Purchase Agreement, Exhibit C to the Purchase Agreement is hereby amended and restated as set forth in Annex 5 attached hereto.

          (m)    Indemnified Projects [Step 16].    The Estimated Indemnified Project Loss Provisions required to be identified pursuant to Section 9.06(c) of, and Section 3.7 of Exhibit E to, the Purchase Agreement aggregate US$89,301,000, comprised of the following amounts with respect to each Indemnified Project:

(i)	Bonga (Subsea Equipment & Umbilicals)	US$34,480,000
(ii)	Corrib Project	US$2,195,000
(iii)	ABO Project (such amount being a gain)	(US$2,069,000)
(iv)	Workover Trees	US$4,900,000
(v)	Marlim Manifolds	US$34,725,000
(vi)	Caratinga Trees	US$9,607,000
(vii)	Petrobras Riser Joints (Gas Fill)	US$86,000
(viii)	2,500m Horizontal Trees for Roncador Field	US$5,377,000

        For the avoidance of doubt, the foregoing amounts shall be the values of "Element [A]" in the formulas specified in Section 9.06(d)(ii) and (iii) of the Purchase Agreement.

          (n)    Brazilian Lease Extension [Step 17]. With respect to the sublease from ABB Ltda. to ABB Óleo e Gás Ltda. of certain premises in São Paolo, Brazil (the "Brazil Sublease") forming part of the premises covered by the head lease held by ABB Ltda. (the "Brazil Head Lease"), in the event that ABB Ltda. shall agree to a reduction in the size of the premises leased under the Brazil Head Lease, ABB shall pay to Purchaser an amount equal to Purchaser's pro rata portion (based upon the proportion that the reduction of the size of the premises leased under the Brazil Sublease bears to the reduction of the size of the premises leased under the Brazil Head Lease) of any compensation paid by the Brazil Head Lease lessor to ABB Ltda. in connection with such reduction. ABB shall use reasonable best efforts to keep Purchaser informed as to the status of any negotiations relating to any reduction to the size of the premises leased pursuant to the Brazil Head Lease.

          (o)    Compliance Related Fees [Step 19].    ABB shall pay all fees related to the Compliance Review incurred prior to July 12, 2004 by firms engaged by or on behalf of ABB or members of the management team of the OGP Business; provided that ABB shall not be liable for such fees to the extent they exceed US$334,000; provided further that the foregoing obligation shall not apply to fees incurred by Clifford Chance LLP, Deloitte & Touche Tohmatsu or Cadwalader, Wickersham & Taft LLP.

          (p)    Congo VAT Claim [Step 21].    ABB shall use reasonable best efforts to provide, or cause to be provided, such assistance to Purchaser as Purchaser may reasonably request in connection with Purchaser's defense of that certain US$460,000 claim for value added taxes made by Coraf, a Congolese government-owned refinery, against the Congo branch of ABB Process Solutions & Services SPA.

          (q)    Congo Redundancy Claim Documentation [Step 22].    ABB shall use reasonable best efforts to provide, or cause to be provided, such assistance to Purchaser as Purchaser may reasonably request in connection with Purchaser's defense of certain claims made by former employees made redundant during the period from 2000 to 2003 against the Congo branch of ABB Process Solutions & Services SPA.

          (r)    Improvements to Information Flow [Step 23].    ABB shall use reasonable best efforts to provide such assistance to Purchaser as Purchaser may reasonably request with regard to the flow of information to facilitate other work streams related to Norwegian pension data and to clarify treatment of the following matters: adjustment to reflect increase of 1.5% to pensions in payment; liabilities and provisions related to expatriates; employees on secondment; salary adjustments at January 1, 2004; retirees in Nordea; effect of 2004 salary negotiations with the engineering union NITO, and transfer of retirees. In agreeing to provide such information ABB does not concede that any of such information is relevant to the determination of any amounts payable pursuant to Article VI of the Purchase Agreement.

          (s)    Compliance Information Access.    Notwithstanding any prior agreements to the contrary between Purchaser and ABB, in connection with the audits of prior period financial statements and/or the proposed initial public offering (as appropriate) of Vetco International Limited (f/k/a Pixiegrove Limited) ("Vetco International") or its ultimate parent, KPMG (acting in its capacity as registered independent auditor of Vetco International), Baker Botts LLP (acting in its capacity as counsel to Vetco International in connection with such proposed initial public offering of its or its ultimate parent's securities) and Andrews Kurth LLP (acting in its capacity as counsel to the underwriters for Vetco International in connection with a proposed initial public offering of its or its ultimate parent's securities) shall be permitted access to information relating to the results and findings of the Compliance Review, including work products of Cadwalader, Wickersham & Taft LLP, Deloitte & Touche Tohmatsu and PricewaterhouseCoopers; provided that such access is subject to each of KPMG, Baker Botts LLP and Andrews Kurth LLP executing a reasonable and customary non-disclosure agreement, including reasonable and customary hold harmless provisions.

          (t)    Briarpark Lease Extension.    With respect to the Sublease dated July 30, 2004 from ABB Inc. to Vetco Gray Inc. of certain premises (the "Briarpark Premises") in Briarpark, Houston, Texas, U.S.A. (the "U.S. Sublease"), forming part of the premises covered by the head lease dated June 6, 1998 held by ABB Inc. from SV Westchase AB Limited Partnership, ABB shall cause ABB, Inc. to amend the U.S. Sublease (subject to obtaining the requisite consent of the prime lessor, which consent ABB shall use reasonable best efforts to obtain), to grant to Vetco Gray Inc. the option to extend the U.S. Sublease for an additional year (through July 31, 2007) by giving ABB Inc. notice of exercise of such option on or prior to January 31, 2006 (the "Extended Sublease"). The Basic Rent and Operating Expenses per month (each as defined in the U.S. Sublease) for the Extended Sublease shall be equal to one hundred and ten percent (110%) of the Basic Rent and Operating Expenses for the final month of the initial term of the U.S. Sublease.

          (u)    Erik Fougner Service Agreement.    Purchaser hereby confirms that its indirect parent company, Vetco International has served a notice on Erik Fougner terminating his employment with Purchaser, as there is no long-term role for Mr. Fougner with the Vetco International group. ABB therefore hereby agrees to procure that ABB Oil, Gas and Petrochemicals Management Limited ("ABB OGP") will pay Mr. Fougner all benefits to which he is entitled (after any legally required deductions and applicable withholding taxes) pursuant to his service agreement with that entity dated January 14, 2003 (as amended) within 30 days of receipt of a written notice from Purchaser or a Purchaser Affiliate confirming: (i) the date of termination of employment with Purchaser and Mr. Fougner's tax residency at such date, (ii) that the termination was not for cause, (iii) what (if any) severance or similar payment as a result of such termination has or will be paid; and (iv) that there is no other employment relationship between Mr. Fougner and Purchaser or any Purchaser Affiliate.

        4.    Waiver of Deferred Consideration.    ABB hereby waives its right to the Deferred Consideration provided for in Section 2.04(a) of the Purchase Agreement.

        5.    Amendments to Section 9.06 of the Purchase Agreement.    (a) Section 9.06 of the Purchaser Agreement is hereby amended as follows:

            (i)    Solely for the purposes of Section 9.06 of the Purchase Agreement, the term "Closing Accounting Principles" shall mean the accounting policies, principles, practices, evaluation and translation rules and procedures, methods and bases adopted by the OGP Business in calculating the amount set forth in the "Net Result" row in the "Total per Project Reports" column (or "Project Report" column where only one reporting unit is involved) of the unaudited project status reports for the Indemnified Projects as at June 30, 2004, copies of which are attached hereto as Annex 6;

            (ii)    Section 9.06(b)(iv) of the Purchase Agreement is amended by inserting the words "prepared in accordance with the Closing Accounting Principles" after the words "deliver to ABB monthly statements";

            (iii)    The reference to "at least once each calendar month" in Section 9.06(b)(iii) of the Purchase Agreement shall be replaced by "once every second month" commencing March 2005.

            (iv)    The reference to "and every six months thereafter" in Section 9.06(d)(iii) of the Purchase Agreement is replaced by "in respect of every six months thereafter, within one calendar month of the end of such six month period".

  (b)
  With respect to the formulas set forth in Section 9.06(d)(ii) and (iii) of the Purchase Agreement for calculation of Net Position and Net Stage Position, respectively, if the amount of the Indemnified Project Loss or Stage Estimate, as applicable, for the Indemnified Project referred to as Bonga (Subsea Equipment and Umbilicals) in Section 9.06 of the Disclosure

    Schedule (the "Bonga Project") otherwise includable in "Element [C]" of such formula exceeds US$39,480,000, then the amount attributable to the Bonga Project included in "Element [C]" of such formula shall be reduced by the amount by which the amount of the Indemnified Project Loss or Stage Estimate, as applicable, exceeds US$39,480,000; provided that the amount of any such reduction shall not exceed US$5,000,000.

        6.    Section 5.30 of the Purchase Agreement.    From and after the date of this Settlement, Purchaser shall have no further obligation to make any payments to ABB pursuant to Section 5.30 of the Purchase Agreement; provided that nothing in this Section 6 shall prejudice the rights or obligations of either Party under Section 9.06 of the Purchase Agreement.

        7.    Releases.    ABB hereby releases and forever discharges Purchaser, and Purchaser hereby releases and forever discharges ABB, and their respective directors, officers, employees, predecessors, successors, affiliates, subsidiaries, agents and attorneys and the shareholders of their respective ultimate holding companies and such holding companies' respective directors, officers, employees, predecessors, successors, affiliates, subsidiaries, agents and attorneys (collectively the "Releasees") from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, controversies, variances, trespasses, damages, judgments, executions, claims and demands whatsoever and howsoever arising, whether in law or in equity, whether known or unknown, contingent or otherwise, which ABB or Purchaser now has, ever had or hereafter can, shall or may have against Purchaser or ABB, as the case may be, and/or its respective Releasees for, upon or by reason of any matter, cause or thing arising out of or related to (i) any breach or alleged breach of Section 2.10 of the Purchase Agreement, (ii) any breach or alleged breach of Section 9.06 of the Purchase Agreement prior to or as at the date hereof, including, in the case of the ABB release, any of the allegations that were asserted by ABB in its Notice of Dispute pursuant to Section 11.12(b) of the Purchase Agreement dated November 29, 2004.

        8.    Settlement Effect on Representations and Warranties.    No Purchaser Indemnified Party shall be entitled to assert any Warranty Claim against ABB pursuant to Section 9.03(a)(i) based on facts, events or circumstances that (i) constitute any part of the basis for any accounting entry made by Purchaser that was rejected by ABB in the Dispute Notice or (ii) constitute any part of the basis for any of the accounting entries included by Purchaser and reflected in the Purchase Price Documentation and set forth on Annex 7 attached hereto. For the avoidance of doubt, this Section 8 shall only apply to the ability of a Purchaser Indemnified Party to assert any rights pursuant to Section 9.03(a)(i) of the Purchase Agreement and shall not, inter alia, restrict the ability of a Purchaser Indemnified Party to assert its rights in connection with any other provision of Section 9.

        9.    Confidentiality.    The Parties agree that neither they nor their counsel shall disclose the existence or terms of this Settlement to any person or entity, except as required by law or regulation, without the express and prior written consent of all of the Parties. For avoidance of doubt, this Section 9 shall not act to prevent either party from sharing this Settlement with its professional advisers or performing necessary financial reporting in accordance with applicable laws and GAAP.

        10.    Advice of Counsel.    The Parties acknowledge that they have been advised by counsel concerning the contents and effect of this Settlement, that they understand all of its provisions, and that they are entering into this Settlement knowingly and voluntarily.

        11.    Authority to Sign.    The undersigned persons represent and warrant that they are duly authorized to sign this Settlement on behalf of the person or entity on whose behalf they are listed as signing and that they have full and proper authority to bind such person or entity to all of the terms herein.

        12.    Rule of Construction.    In the event that an ambiguity or a question of intent or interpretation arises, this Settlement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Settlement.

        13.    Incorporation by Reference.    The provisions set forth in Sections 1.02, 11.02, 11.03, 11.04, 11.05, 11.06, 11.07, 11.08, 11.09, 11.11, 11.12, 11.14(a) and 11.15 of the Purchase Agreement shall be incorporated by reference herein as if set forth in full herein.

        14.    Ratification of Purchase Agreement.    Except as expressly amended hereby, all of the terms of the Purchase Agreement (including the representations and warranties contained in Articles III and IV therein and the indemnities in Article IX) shall remain the same and in full force and effect in accordance with their terms and the Purchase Agreement, as expressly amended hereby, is hereby ratified and confirmed in all respects.

        IN WITNESS WHEREOF, each of the Parties hereto has caused this Settlement to be executed as of the date first written above by its respective officers thereunto duly authorized.

ABB HANDELS- UND VERWALTUNGS AG
By	/s/ HANS ENHOERNING Name: Hans Enhoerning Title: Vice President
By	/s/ ERIC ELZVIK Name: Eric Elzvik Title: Senior Vice President
VETCO LIMITED (FORMERLY LARADEW LIMITED
By	/s/ JOHN ARNEY Name: John Arney Title: Director

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  Exhibit 4.8
  EXECUTION COPY
SETTLEMENT AGREEMENT AND AMENDMENT